Exhibit A

Ceragon Brings Innovation to Life with Multiple Product
Launches at MWC 2025

Visit booth #5G51 to explore Ceragon's end-to-end solutions, including NEW cutting-edge products: IP-100E, IP-50GP, and EtherHaul 8020FX

Rosh Ha’ain, Israel, February 24, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced the launch of its new innovative, next-gen products: IP-100E, IP-50GP, and EtherHaul 8020FX at Mobile World Congress (MWC) 2025.

With customers’ needs always in mind, Ceragon is unveiling new innovations that will expand its end-to-end offering to both its core business and private networks business worldwide.

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The IP-100E, powered by Ceragon’s in-house proprietary system-on-a-chip, is an innovative, dual-carrier, E-band solution, delivering a game-changing 25 Gbps from one box, and up to 40 Gbps in a 4+0 all-outdoor link.

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The IP-50GP, Ceragon’s latest split-mount microwave solution, offers a cost-optimized approach to achieving seamless connectivity, and is designed to meet the demands of modern networks, delivering optimal performance without compromising on budget.

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Ceragon’s EtherHaul 8020FX, a millimeter-wave backhaul solution, offers exceptional ease of installation and operations, cost efficiency, and high capacity — a must-see for anyone tackling demanding backhaul challenges.

In addition to the above products, Ceragon’s IP-50EX mmW series also features a new model — the IP-50EXA — which offers the best price-performance ratio available in the industry and is already gaining significant traction in the market.

At MWC, Ceragon will also showcase its software and service offerings, including its cutting-edge Network Digital Twin, Smart Activation Key, and an interesting mix of use cases that illustrate how Ceragon enables private network operators to tackle diverse connectivity challenges with tailored, end-to-end solutions.

Doron Arazi, Ceragon CEO, commented, “Every day, I think about ways in which we can help customers reduce their cost per gigabit of transport while delivering outstanding end user experiences. This vision drives us to continuously innovate and expand our portfolio with groundbreaking solutions that tackle our customers’ most pressing challenges. We are poised to redefine the future of connectivity, and are excited to introduce new products, including our latest advancements in millimeter wave technology that now can be used in place of traditional microwave, opening doors to new markets and growth opportunities and transforming our core business. We have truly revolutionized our end-to-end offering to both core and private network customers. At Ceragon, our commitment to innovation and excellence ensures our customers have access to the best connectivity solutions to meet their evolving needs."

Visitors to the Ceragon booth will have the opportunity to experience LIVE demos, engage with our experts, and discover firsthand how Ceragon solutions optimize networks and enhance user experiences every day. To set up a meeting with Ceragon at MWC, CLICK HERE.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the company's ability to successfully develop, introduce, market, and sell new products; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with the recent acquisition of End 2 End Technologies; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com